FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 2020 48 Gerrish Street
Windsor NS B0N 2T0

Item Two - Date of Material Change

March 26, 2002

Item Three - Press Release

The press release attached as Schedule "A" was issued in Windsor, Nova Scotia.

Item Four - Summary of Material Change

On March 26, 2002, NovaGold Resources Inc. (NRI.TSE) announced that it has engaged Salman Partners Inc. to act as its lead agent in a syndicate including BMO Nesbitt Burns and Griffths McBurny Inc. on a best efforts basis to market by way of private placement up to $20 million Cdn. of units of NovaGold at a price of $3.50 per unit. It is anticipated the closing of the private placement will occur on or about April 18, 2002.

Item Five - Full Description of Material Change

On March 26, 2002, NovaGold Resources Inc. (NRI.TSE) announced that it has engaged Salman Partners Inc. to act as its lead agent in a syndicate including BMO Nesbitt Burns and Griffths McBurny Inc. on a best efforts basis to market by way of private placement up to $20 million Cdn. of units of NovaGold at a price of $3.50 per unit. It is anticipated the closing of the private placement will occur on or about April 18, 2002.

The units will consist of one Common Share and one-half a Common Share purchase warrant with each full warrant entitling the purchaser to purchase one Common Share of the Company at $4.50 per Common Share for a period of 18 months. The agent and the participants in the agent's syndicate will be paid a commission of 6% of the issue price per unit, payable upon closing of the private placement. The proceeds of the private placement will be used to help finance further pre-feasibility and feasibility studies on the Donlin Creek deposit and for general working capital purposes.

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

NovaGold will earn a 70% interest in the deposit by spending US$10 million on exploration and development within 10 years. NovaGold intends to complete its earn-in expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The company projects revenues of $10 million this year from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Glenn A. Holmes, Secretary/Treasurer, (902) 798-9701

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein".

Executed this 27th day of March, 2002 at Windsor, Nova Scotia by Glenn A. Holmes, Secretary -Treasurer.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

NovaGold To Raise $20 Million Cdn. To Accelerate Donlin Pre-Feasibility

March 26, 2002, Vancouver – NovaGold Resources Inc. announced today that it has engaged Salman Partners Inc. to act as its lead agent in a syndicate including BMO Nesbitt Burns and Griffths McBurny Inc. on a best efforts basis to market by way of private placement up to $20 million Cdn. of units of NovaGold at a price of $3.50 per unit. It is anticipated the closing of the private placement will occur on or about April 18, 2002.

The units will consist of one Common Share and one-half a Common Share purchase warrant with each full warrant entitling the purchaser to purchase one Common Share of the Company at $4.50 per Common Share for a period of 18 months. The agent and the participants in the agent's syndicate will be paid a commission of 6% of the issue price per unit, payable upon closing of the private placement. The proceeds of the private placement will be used to help finance further pre-feasibility and feasibility studies on the Donlin Creek deposit and for general working capital purposes.

Donlin Creek is one of the largest undeveloped gold deposits in the world. The deposit is located in Southwestern Alaska on 109 square kilometers (42 square miles) of private patented land. The project is 19 km (12 miles) north of a commercial barge site on the Kuskokwim River at the village of Crooked Creek, Alaska. A State of Alaska designated winter road connects the project to the barge site. The project has an all-season exploration camp for up to 75 people with an adjacent 1,500 meter (5,000 ft) runway that is directly serviced by commercial aircraft as large as the C-130 Hercules freighter.

NovaGold will earn a 70% interest in the deposit by spending US$10 million on exploration and development within 10 years. NovaGold intends to complete its earn-in expenditures by the end of 2002 as part of the preliminary feasibility and project development work. Upon vesting by NovaGold, a joint venture between NovaGold and Placer Dome would be established, and Placer Dome would have 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; or b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70% Placer Dome / 30% NovaGold) by expending three times that expended by NovaGold at the time the back-in is exercised, conducting a feasibility study, and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five year period from the exercise of the back-in.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no debt, and has one of the largest gold resource bases of any junior mining company. The company projects revenues of $10 million this year from its construction aggregate, gold royalties and land development operations in Nome, Alaska. NovaGold was the top performing stock on the Toronto Stock Exchange (symbol NRI) in 2001. The company also trades on the US OTC (symbol NVGLF). Financial reports and other information are available at www.novagold.net.

For more information on NovaGold contact:

Rick Van Nieuwenhuyse, President & CEO
Los Gatos, California, USA
(907) 223-8883
E-mail: RickVann@NovaGold.net

Greg Johnson, Vice President, Corporate Development
Newcastle, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net